

News Release – October 30, 2006

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: October 30, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew to Acquire Nugget Pond Processing Facility

Crew to Acquire Nugget Pond Processing Facility and Enters Into Joint Venture Agreement for Glover Island Property in Newfoundland

- Long term solution for processing Nalunaq ore
- Projected significant annual operating cost savings of $2 to $3 million per year ($20 - $30 per ounce)
- Improved Cash Flow
- Potential for Growth
- Open pit potential for advanced Gold Project

NUGGET POND PROCESSING FACILITY
Crew is pleased to announce that it has reached agreement with New Island Resources Inc (New Island-NIS:TSX-V) to acquire the Nugget Pond processing facility in Newfoundland, Canada. Crew intends to refurbish the facility and utilize it to process ore produced from its Nalunaq Gold Mine in Greenland.
Under the terms of the purchase, which is subject to certain conditions, Crew will issue to New Island a total of three million shares. Additionally, the agreement also provides New Island with the opportunity to process ore mined on their Nugget Pond mineral leases at commercial rates.
Crew expects to invest approximately $8 million to refurbish and modify the plant and build the required offloading and transportation facilities.

Benefits to Crew
- Long term solution to milling of Nalunaq ore – since the inception of the Nalunaq mine the Company has been searching for a solution that gives it greater control over its recoveries and costs. The Nugget Pond site was investigated previously but was not readily available at the time. Management believes that it is an excellent solution for Nalunaq as it will enable more regular shipping of ore, it is a proven facility with established infrastructure and it has the potential to process other local ore in the future.

- It gives the Company greater control over its costs and continuity of production. Forecast operating cost reductions are based on 160,000 tonnes annual production with projected milling costs at Nugget Pond of $24.50 per tonne, compared with processing costs from the current toll milling plant in Spain at $42.55 per tonne.

- Lower ore transport costs.

- The local workforce is experienced in the operation of the mill.

- The local and Provincial governments are supportive of this initiative. The recommissioning of the facility will bring employment to the area and could lead to additional exploration in the area.

- The Company will explore opportunities for toll milling gold ores from the eastern seaboard region of North America to offset its costs.

- It allows stockpiles to be accumulated at both Nugget Pond and Nalunaq to ensure consistent milling and gold production.
- Potential for further transport synergies and cost savings with back-loading of freight from Canada to Nalunaq.

The Nugget Pond plant was formerly operated by Richmont Mines Inc. from 1997 until 2004 and processed ore from the Nugget Pond and Hammerdown mines. New Island will acquire the Nugget Pond processing facility from Richmont under a 2005 option agreement.

Crew's President and CEO, Jan Vestrum, stated "The acquisition of the Nugget Pond plant meets the Company's stated plan to own and operate its own plant to treat ore from Crew's Nalunaq mine in Greenland. The solution resolves many issues at Nalunaq and is very cost effective. The operation of Nugget Pond should reduce cash operating costs for Nalunaq by $20 – $30 per ounce which will provide a significant saving and enhance profitability. The Company welcomes New Island Resources as our shareholder and looks forward to a long and prosperous relationship."

GLOVER ISLAND JOINT VENTURE
Crew is pleased to announce that it has signed a joint venture agreement with New Island Resources Inc to earn an interest in the Glover Island gold project in Newfoundland, Canada. This agreement is in conjunction with the Nugget Pond purchase announced by Crew and New Island.

Under the terms of the agreement, Crew must spend C$5 million in exploration expenditures over five years to earn a 60% interest in the Project.

To date, New Island has expended over C$3 million in exploration to identify at least 20 gold occurrences, two of which were advanced in the 1990's to Inferred Resource status (see cautionary note). Drilling at the LPSE (Lunch Pond South Extension) Zone defined an Inferred Mineral Resource of 4 Mt grading 2.0 g/t Au, together with 0.45 Mt grading 2.3 g/t Au at the KPS (Kettle Pond South) Zone. These zones are open along strike and may be connected, thereby indicating a potential for higher tonnages.

Crew plans a program comprising a range of detailed geophysical surveys and drilling to assess the open pit potential of LPSE and KPS zones in addition to the other prospects identified to date.

Glover Island is prospective to host a significant gold deposit within a variety of settings. Immediate open pit targets are pervasively silicified felsite with disseminated pyrite and gold-quartz stockwork mineralisation in felsite. Title at Glover Island comprises one Mining Lease of 77 claims covering 1925 hectares and two Mineral Licences of 127 claims covering 3215 hectares.

Crew's President and CEO, Jan Vestrum, stated "The Company is excited to be involved with New Island in the Glover Island project. Newfoundland has a supportive regulatory framework for mining and Crew sees great potential to rapidly advance this project and view's this as an excellent opportunity to diversify its geographical risk."

Cautionary Statement

Certain exploration results and resources referred to above are historical in nature and were compiled before NI 43-101. Crew has not independently analysed the results of the previous exploration therefore the historical results should not be relied upon. Crew believes these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.

Jan A Vestrum
President & CEO